Filed pursuant to Rule 424(b)(3)
File No. 333-153862

Grant Park Fund November 2010 Update
December 21, 2010

Supplement dated December 21, 2010 to Prospectus dated April 1, 2010
Class	November ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-2.6%	-0.1%	$62.6M	$1,423.54
B	-2.6%	-0.7%	$611.9M	$1,215.88
Legacy 1	-2.3%	1.4%	$6.8M	$979.21
Legacy 2	-2.3%	1.1%	$6.8M	$974.77
Global 1	-2.1%	-0.7%	$10.0M	$950.26
Global 2	-2.1%	-1.0%	$18.1M	$944.44
Global 3	-2.3%	-2.6%	$131.7M	$914.95
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Agriculturals/Softs:  Grains markets declined in November as forecasts of weaker global demand for U.S. crops weighed on prices.  Prices in the livestock markets rose as a result of beliefs an outbreak of African swine flu among Russian livestock would weaken global meat supplies.

Currencies:  Positive economic data, U.S. investor sentiment and lower weekly jobless claims helped to drive the U.S. dollar higher against counterparts.  Adding to the dollar’s rally was increased risk-aversion caused by China’s decision to raise interest rates.  In Europe, the euro declined sharply on fears regarding the financial stability of the Spanish and Irish economies.

Energy:  Natural gas and crude oil markets climbed last month as Energy Information Administration reports showed declines in U.S. energy inventories.  Forecasts of higher demand, fostered by strong economic data in the U.S., also supported the energy markets.

Equities:  Japanese equities performed well as a weaker yen bolstered growth prospects for Japanese exports.  European and U.S. equity markets experienced declines due to a combination of weak earnings reports and concerns surrounding the bailout of the Irish financial system.  The Hong Kong Hang Seng Index also declined as speculators believed higher interest rates in China would stall economic growth in the region.

Fixed Income: Fixed-income markets generally fell in November, as investors liquidated risk-averse debt positions early in the month.  Liquidations were predominantly driven by beliefs the Federal Reserve’s newly imposed Quantitative Easing II Program would support economic recovery in the U.S.  Intra-month gains in the global equity markets also played a role in moving the debt markets lower.

Metals:  Prices in the precious metals markets moved higher as uncertainty about the outlook for the European economy directed investors towards safer assets.  China’s decision to raise interest rates had an adverse effect on the base metals markets, moving prices lower.   Also adding to the decline in base metals were declines in the U.S. equity markets which weighed on demand forecasts for industrial raw materials.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended November 30, 2010

Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$15,448,511	$59,001,182
Change In Unrealized Income (Loss)	-35,152,585	-1,130,500
Brokerage Commission	-126,911	-4,176,501
Exchange, Clearing Fee and NFA Charges	-147,909	-860,794
Other Trading Costs	-830,505	-6,511,292
Change in Accrued Commission	34,984	135,344
Net Trading Income (Loss)	-20,774,415	46,457,439

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$112,162	$1,964,448
Interest, Other	98,468	2,104,175
U.S. Government Securities Gain (Loss)	0	0
Total Income (Loss)	-20,563,785	50,526,062

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	-2,893,999	6,546,174
Operating Expenses	178,390	1,902,206
Organization and Offering Expenses	203,538	2,164,313
Brokerage Expenses	4,303,010	46,520,199
Total Expenses	1,790,939	57,132,892

Net Income (Loss)	$-22,354,724	$-6,606,830

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$868,107,151	$831,270,498
Additions	7,897,673	117,513,000
Net Income (Loss)	-22,354,724	-6,606,830
Redemptions	-5,868,397	-94,394,965
Balance at NOVEMBER 30, 2010	$847,781,703	$847,781,703

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,423.539	43,965.76604	$62,586,995	-2.58%	-0.12%
B	$1,215.882	503,237.90767	$611,877,901	-2.63%	-0.69%
Legacy 1	$979.207	6,903.83858	$6,760,287	-2.32%	1.35%
Legacy 2	$974.770	6,972.26908	$6,796,357	-2.34%	1.06%
Global 1	$950.258	10,470.32976	$9,949,518	-2.13%	-0.69%
Global 2	$944.437	19,192.02061	$18,125,658	-2.15%	-0.96%
Global 3	$914.952	143,925.61601	$131,684,988	-2.28%	-2.63%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership